Exhibit 99.3

Bespoke Capital Acquisition Corp.

(“BCAC”)

FORM OF PROXY (“PROXY”)

Special Meeting

May 6, 2021 at 1:00 p.m. Eastern Time

Virtual-only Meeting via Live Webcast Online at:

https://virtual-meetings.tsxtrust.com/1123

(the “Meeting”)

RECORD DATE: March 31, 2021 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: May 4, 2021 at 1:00 p.m. Eastern Time

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Mark Harms, Chief Executive Officer and Director of BCAC, whom failing Rob Berner, Director of BCAC (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED	TEXT ABOVE THE BOXES

1. Transaction Resolution	FOR	AGAINST

To consider, and if deemed advisable, to approve, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”), approving the acquisition by BCAC of Vintage Wine Estates, Inc. in accordance with applicable Nasdaq rules, all as more particularly described in the Circular.

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2. Continuance Resolution	FOR	AGAINST

To consider, and if deemed advisable, to approve, with or without variation, a special resolution authorizing and approving the continuance of BCAC from the laws of the Province of British Columbia to the laws of the State of Nevada and approving the articles of domestication and articles of incorporation of the continued corporation providing for, among other things, the change of name of BCAC to “Vintage Wine Estates, Inc.”; (the “Continuance Resolution”), the full text of which is set forth in Appendix “C” to the Circular.

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3. Extension Resolution	FOR	AGAINST

Conditional upon the approval of the Transaction Resolution and the Continuance Resolution, to consider, and if thought advisable, to pass an ordinary resolution, the full text of which is set out in Appendix “D” to the Circular, to approve the extension of the permitted timeline (the “Extension Resolution”) for BCAC to complete the Transaction (as defined in the Circular) from May 15, 2021 to July 30, 2021, which Extension Resolution may be voted on by the holders of Class A Restricted Voting Shares only.

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This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED
PLEASE PRINT NAME	Signature of registered owner(s) Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF BCAC.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of BCAC.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of BCAC.

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.

If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tsxtrust.com/investorinsite

Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of BCAC and as such request the following:

☐	Annual Financial Statements with MD&A

☐	Interim Financial Statements with MD&A

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

☐	Check this box if you wish to receive the selected financial statements electronically and print your email address below

E-mail (optional)

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en

Bespoke Capital Acquisition Corp.

2021

www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL	040721_v1